SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

dlw 5/31

News Release

Notice of Resolution on the Basic Policy of Establishment of the Internal Control System

Sekisui House, Ltd. ("Company") announces that the meeting of the Board of Directors held on May 18, 2006, approved a resolution on the basic policy of establishment of the internal control system as follows.

1. System by which execution of duties by Directors is ensured to comply with laws and ordinances and the Articles of Incorporation of the Company

(1) In the light of achieving the Corporate Ethics of the Company and materializing corporate management on the basis of the compliance with laws and ordinances and the Articles of Incorporation, the Company hereby sets forth the Conduct Code with which officers and employees of the Company should comply.
(2) Holding regularly lectures and training sessions for compliance for Directors, the Company will exert to have knowledge and understanding of laws and ordinances, etc. required for the execution of duties by Directors penetrated into Directors.
(3) The Board of Directors shall decide on important matters relating to the operation of business based on laws and ordinances, internal regulations and the aforesaid Conduct Code and oversee the execution of duties by Directors.
(4) The Board of Directors shall elect and oversee Executive Officers executing assigned duties under the Representative Director's instruction and order.
(5) The Board of Directors shall hold a meeting once per month in principle pursuant to laws and ordinances and the Regulations of the Board of Directors.
(6) The Representative Director and Executive Officers shall make report on the status of execution of duties at the meeting of the Board of Directors.
(7) Corporate Auditors shall audit execution of duties by Directors and Executive Officers in accordance with the audit standard set forth pursuant to laws and ordinances and internal regulations of the Company.

2. System under which information regarding execution of duties by Directors shall be maintained and controlled

The following documents relating to the execution of duties (including electronic records; the same applicable hereinafter) shall be duly maintained and controlled upon condition that Directors and Corporate Auditors, etc. may inspect the same whenever necessary.

① Minutes and related materials of the general meeting of shareholders, the Board of Directors and important meetings which Directors attended;
② Important documents by which Director decided execution of duties (application document for decision making by rotation and related materials);
③ Important documents prepared by Director for execution of duties (contracts, memorandum, reports, etc.);
④ Important documents relating to execution of duties by Director.

3. Regulation regarding Control of Risk for Loss and other System

(1) The Company shall arrange for and prepare regulation regarding risk control of the overall Company and regularly evaluate and control risk existing in the Company;
(2) The Company shall arrange for and prepare risk control system to deal with natural

calamity or any emergency which may cause the Company incurred material loss and damage and procure dissemination and penetration thereof into the Company.

4. System under which Directors shall be ensured to efficiently execute duties

In order for duties of Directors executed through Executive Officers and employees being implemented efficiently, the Company shall set forth regulation for assignment of duties and thereby define duties and responsibilities.

5. System under which execution of duties by employees shall be ensured to comply with laws and ordinances and the Articles of Incorporation

(1) The Company shall set forth the Conduct Code for employees of the Company based on the Corporate Ethics of the Company and employees violating the same shall be duly punished under internal regulation including work regulation, etc.
(2) Through training sessions for compliance for employees, the Company will exert to have knowledge and understanding of laws and ordinances, etc. required for the execution of duties and the aforesaid Conduct Code penetrated into employees.
(3) The CSR Committee directly controlled by the President in which outside well informed persons participate and the CSR Office established in the Corporate Communication Department will promote CSR activities including arrangement for the compliance system.
(4) Internal help line windows will enable information regarding violation of laws and ordinances internally to be collected immediately and appropriate measures to be taken.
(5) Internal Audit Department shall conduct regularly audit.

6. System under which duties of group companies shall be ensured to be duly executed

(1) Each department shall give guidance and control a subsidiary in connection with assigned duties and a department specialized in subsidiaries control shall be established and give comprehensive guidance and control subsidiaries.
(2) Personnel for directors and corporate auditors of subsidiaries shall be dispatched from the Company, and control and audit execution of duties by directors of subsidiaries.
(3) The Internal Audit Department of the Company shall regularly audit subsidiaries which have not internal audit departments.
(4) The internal help line windows of the Company shall receive internal notification from employees of subsidiaries so that it will enable information regarding violation of laws and ordinances, etc. within subsidiaries to be collected immediately and appropriate measures to be taken.
(5) The Company will give guidance and control subsidiaries with respect to establishment of the independent internal control system on the basis of the operational environments such as the size, business, internal organizations of each subsidiary.

7. Matters related to employees to assist duties of Corporate Auditors when Corporate Auditors requests to do so and matters related to independence of the employees from Directors

Employees shall be selected to assist Corporate Auditors in their duties when Corporate Auditors so request. Selection of employees, etc. shall be determined upon respecting intention of the Board of Corporate Auditors and mutual consultation.

8. Matters related to independence of the employees of item (7) above from Directors

Employees selected to assist Corporate Auditors in their duties shall not be under instruction and order of the senior person with respect to the duties requested by Corporate Auditors and transfer, evaluation and punishment with respect to the employee shall be determined upon

respecting opinions of the Board of Corporate Auditors.

9. System under which Directors and employees report to Corporate Auditors and system under which any report is made to Corporate Auditors

(1) Directors and Executive Officers shall from time to time report the status of execution of duties at the meeting of the Board of Directors and other important meeting which Corporate Auditors attend.

(2) Directors and Executive Officers shall immediately report to Corporate Auditors whenever finding any fact which might cause material loss and damage to the Company or subsidiaries.

(3) Documents by which decision was made, minutes of important meeting such as the Board of Directors, audit report prepared by the Internal Audit Department, other important documents related to audit of Corporate Auditors shall be forwarded to Corporate Auditors.

10. Furthermore, system under which audit by Corporate Auditors is ensured to efficiently to be performed

(1) Corporate Auditors and the Internal Audit Department shall keep close contact through exchange of opinions and corporate each other so that audit by each party shall be conducted efficiently and effectively.

(2) Corporate Auditors and Accounting Auditors shall have meetings regularly and corporate each other so that audit duties of each shall be conducted efficiently and effectively.

*** *** ***

For further information, please contact:

Mr. Hidehiro Yamaguchi

Head of Corporate Communications Department

Sekisui House, Ltd.

Tel: 06-6440-3021 Fax: 06-6440-3369

Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

May 18, 2006

By: Yoshiro Kubota
Yoshiro Kubota
Senior Managing Executive Officer &
General Manager of CS Promoting Headquarters